Ujama Incorporated

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
ASSETS		
Current Assets		
Bank Accounts		
10000 UJAMA INCORPORATED (XXXXXXX 6982)	37,101.83	21,328.36
Total Bank Accounts	**$37,101.83**	**$21,328.36**
Other Current Assets		
13000 R&D Credit-Payroll Taxes	4,890.00	4,890.00
15000 Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$4,890.00**	**$4,890.00**
Total Current Assets	**$41,991.83**	**$26,218.36**
Other Assets		
18000 R&D Credit - Income Tax	24,796.00	22,456.00
Total Other Assets	**$24,796.00**	**$22,456.00**
TOTAL ASSETS	**$66,787.83**	**$48,674.36**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)	73,808.26	73,808.26
Total Accounts Payable	**$73,808.26**	**$73,808.26**
Other Current Liabilities		
21000 Accrued Expenses	2,125.00	2,100.00
25500 EIDL Loan Advance	0.00	0.00
Total Other Current Liabilities	**$2,125.00**	**$2,100.00**
Total Current Liabilities	**$75,933.26**	**$75,908.26**
Long-Term Liabilities		
25000 Shareholder Loan	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**
Total Liabilities	**$75,933.26**	**$75,908.26**
Equity		
31000 Common Stock	90.49	90.49
31500 Additional Paid-In Capital	32,112.32	32,112.32
31600 Additional Paid-In Capital-SAFE	684,600.00	610,000.00
32000 Retained Earnings	-669,436.71	-509,599.40
Net Income	-56,511.53	-159,837.31
Total Equity	**$ -9,145.43**	**$ -27,233.90**
TOTAL LIABILITIES AND EQUITY	**$66,787.83**	**$48,674.36**